Duane Morris LLP
200 South Biscayne Boulevard, Suite 3400
Miami, Florida 33131

June 19, 2013

VIA EDGAR

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Soligenix, Inc.
Registration Statement on Form S-1
Filed June 13, 2013
SEC File No. 333-184762

Dear Mr. Riedler:

On behalf of our client, Soligenix, Inc., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission to the above-referenced filing of the Company as set forth in the Staff’s letter dated June 19, 2013 (the “Letter”).  The Company is filing Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) to file a revised legal opinion to address the comments of the Staff contained in the Letter.

When the Company requests acceleration of the effective date of the Registration Statement, the Company will provide a written statement acknowledging the matters noted in the three bullet points included in the Letter.

If the Staff has any other comments or requires any additional information, kindly contact the undersigned at (306) 960-2250.

Sincerely,

/s/ Leslie J. Croland

cc:           Ms. Amy Reischauer, Division of Corporation Finance
Christopher J. Schaber, Ph.D., Chief Executive Officer and President